UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2007

Commission File No. 1-8968

ANADARKO EMPLOYEE SAVINGS PLAN

ANADARKO PETROLEUM CORPORATION

1201 Lake Robbins Drive
The Woodlands, Texas 77380-1046

(832) 636-1000

ANADARKO EMPLOYEE SAVINGS PLAN
INDEX

FINANCIAL STATEMENTS
Page

Statements of Net Assets Available for Benefits, December 31, 2007 and 2006	-
Statement of Changes in Net Assets Available for Benefits, Year Ended December 31, 2007	-
Notes to Financial Statements	-

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i - Schedule of Assets (Held at End of Year), December 31, 2007	-

All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable or not required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm	-

EXHIBIT

Exhibit Index	-

ANADARKO EMPLOYEE SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31

thousands	2007	2006

Assets
Investments, at fair value
Anadarko Petroleum Corporation common stock	$265,085	$221,885
Mutual funds	554,739	572,401
Common and collective trust funds	150,846	203,592
Money market investments	89,087	71,740
Participant loans	9,183	11,078

	1,068,940	1,080,696

Non-interest bearing cash	-	36,975

Receivables
Participant contributions	1,030	-
Employer contributions	4,246	3,952
Interest	-	168
Receivable for securities sold	544	-

	5,820	4,120

Total assets	$1,074,760	$1,121,791

Liabilities
Payable for securities purchased	$22	$37,945

Total liabilities	$22	$37,945

Net assets available for benefits at fair value	$1,074,738	$1,083,846

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,144	2,354

Net Assets Available For Benefits	$1,075,882	$1,086,200

See accompanying notes to financial statements.

ANADARKO EMPLOYEE SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31,
thousands	2007

Additions to Net Assets Attributed to:
Investment income
Net appreciation in fair value of investments	$119,634
Dividends	38,823
Interest	11,143
Interest income on participant loans	752

Total investment income	170,352

Contributions
Employer matching, net of forfeitures	26,865
Participant rollover	2,600
Participant	42,346

Total contributions	71,811

Total	$242,163

Deductions to Net Assets Attributed to:
Distributions to participants	$252,417
Administrative expenses (fees and commissions)	64

Total	$252,481

Net Decrease in Net Assets Available for Benefits During the Year	$(10,318)

Net Assets Available for Benefits at Beginning of Year	1,086,200

Net Assets Available for Benefits at End of Year	$1,075,882

See accompanying notes to financial statements.

ANADARKO EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2007

1.  Summary of Significant Accounting Policies

Basis of Presentation    The accounts of the Anadarko Employee Savings Plan (Plan) are maintained on an accrual basis.

Use of Estimates    The financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America. In preparing financial statements, management makes informed judgments and estimates that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results may differ from these estimates.

Payment of Distributions    Distributions to participants of the Plan (Participants) are recorded when paid.

New Accounting Principle    In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosure requirements for fair value measurements. SFAS No. 157 does not require new fair value measurements. Rather, its provisions will apply when fair value measurements are performed under other accounting pronouncements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Other than expanded disclosures about fair value measurements, Anadarko Petroleum Corporation (Anadarko, the Company or the Employer) does not expect the adoption of SFAS No. 157 to have a material impact on the statement of net assets available for plan benefits or statement of changes in net assets available for plan benefits.

Expenses    All trustee fees, brokerage fees and other expenses incident to the administration of the Plan may be paid by Anadarko and, if not paid by the Company, shall be paid by the Plan. A setup fee for new loans and an annual maintenance fee for existing loans, as well as a processing fee for withdrawals, are deducted from the Participants' accounts. In 2007, the Company elected to pay the trustee fees for the Plan and presently intends to continue to do so although the Company can, at its discretion, discontinue this practice.

Investments    On each valuation date, as defined by the Plan, securities held by the Plan are valued at fair value and the increase or decrease in the value of securities held, plus any net income or loss of the Plan, is allocated to the Participants' accounts. Fair value of common stock and mutual funds is based on quoted market prices. The Plan's investment in the Fidelity Managed Income Portfolio II, which is a common and collective trust fund that invests in guaranteed investment contracts (GICs), is presented at fair value on the statement of net assets available for benefits, including separate disclosure of the adjustment to contract value.  The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities. Money market investments are stated at cost, which approximates fair value. Security transactions are recorded on a trade-date basis. Net appreciation (depreciation) includes gains and losses on investments bought and sold as well as held during the year. Dividends are recorded on the ex-dividend date. Interest is accrued as earned. Participant loans are valued at amortized cost, which approximates fair value.

       Anadarko common stock (Company Stock) represents approximately 25% and 20% of the total assets of the Plan as of December 31, 2007 and 2006, respectively.

2.  Description of the Plan

       The Plan was originally adopted by the Company's Board of Directors and approved by its sole stockholder on August 27, 1986. The Plan was amended and restated effective December 29, 2006.

       The purpose of the Plan is to encourage and assist employees in accumulating retirement savings and to encourage employees to remain in the employ of the Company, its subsidiaries and affiliates. The Plan has been adopted exclusively to provide benefits for employees participating in the Plan and their beneficiaries, and no part of the corpus or income of the trust fund (Trust) established pursuant to the Plan to hold contributions of Participants and the Company may be used for any purpose other than to provide such benefits and defray reasonable expenses of administering the Plan.

       The Plan is administered by the Company and advised by a committee whose members are appointed by the Board of Directors of the Company (the Administrative and Investment Committee or the Committee). The assets of the Plan are held and invested by Fidelity Management Trust Company (Fidelity or Trustee).

       The Plan is a defined contribution plan that is qualified under Section 401 of the Internal Revenue Code of 1986, as amended (Code) (see Note 7). All regular employees of the Company are eligible to participate in the Plan upon employment. Participant contributions are voluntary. Directors and officers who are also employees of the Company may participate on the same basis as all other employees. The Plan allows Participant contributions up to 30% of compensation which includes base salary or wages, as well as overtime and incentive bonuses (excluding front-end bonuses and other special payments). The Company will match 100% of a Participant's contribution up to a maximum of 6% of such Participant's compensation. Participants may contribute on a pre-tax, after-tax and/or Roth 401(k) basis. The Company matching contributions are always contributed on a pre-tax basis. Subject to provisions of the Plan and applicable provisions of the Code and Treasury Regulations, an eligible employee may make a qualified rollover contribution to the Plan. Participants who are age 50 or older by the end of the calendar year are allowed to make additional "catch-up" contributions on a pre-tax and/or Roth 401(k) basis. The "catch-up" contributions are also subject to the Employer matching contribution. Contributions to the Plan are subject to certain limitations under the Code.

       Contributions by a Participant are always the Participant's property and not subject to vesting. Subject to certain restrictions, Participants may elect to have amounts distributed from the Plan to them prior to termination of employment through withdrawals or loans from the Plan.

       Participants who terminate employment prior to becoming 100% vested will forfeit any non-vested Company matching contributions. Forfeitures do not affect net assets of the Plan but merely reduce future Company matching contributions. For 2007, employee forfeitures of approximately $5,700 were utilized to reduce Employer matching contributions.

       Effective August 10, 2006 the Company acquired Kerr-McGee Corporation (Kerr-McGee). Subsequently, on December 29, 2006, the Kerr-McGee Corporation Savings Investment Plan (Kerr-McGee Plan) was merged into the Plan. In addition, the Company acquired Western Gas Resources, Inc. (Western) effective August 23, 2006 and on December 29, 2006, the Western Gas Resources, Inc. Retirement Plan (Western Plan) was merged into the Plan.

       Participants who were actively employed with Kerr-McGee on August 10, 2006 were already 100% vested in their entire interest in the Kerr-McGee Plan.

       Participants who were actively employed with Western on August 23, 2006, and who were not already 100% vested in their entire interest in the Western Plan, became 100% vested in their entire interest in the Western Plan if such participant was involuntarily terminated due to the acquisition between August 23, 2006 and August 23, 2007. Additionally, participants in the Western Plan who were actively employed with Anadarko on or after October 12, 2006 became 100% vested in all previous and future Company matching contributions. Participants of the Western Plan who were not actively employed with Anadarko any time on or after August 23, 2006, excluding participants who were involuntarily terminated due to the acquisition, shall remain subject to the three-year vesting schedule for the Western company matching and profit sharing contributions. Such schedule provided for 33% vesting for each year of service commencing with the first year of service.

       Effective October 2, 2006, participants in the Kerr-McGee and Western Plans were offered Company Stock as an investment option in those plans. Upon the merger of the Kerr-McGee and Western Plans into the Plan on December 29, 2006, the Company Stock held by the Kerr-McGee and Western Plans was sold by Fidelity. The Company Stock was repurchased prior to year end, however the transaction did not settle until January 2, 2007. Therefore, on December 31, 2006 the Plan reflected $36,975,000 of non-interest bearing cash received in conjunction with the mergers noted above and a corresponding liability to repurchase the Company Stock which is included in the payable for securities purchased on the statement of net assets available for benefits as of December 31, 2006.

       Anadarko made a Special Profit Sharing Contribution for the 2007 Plan year equal to 8% of the eligible compensation of those employees who were covered in 2006 under the Western Plan prior to its merger into the Plan and for those Western employees hired in 2006 that completed 1,000 hours of service from date of hire during the 2007 Western Plan year. This contribution is attributable to the fact that such eligible employees were not covered under any other qualified pension plan maintained by the Company.

       Legacy Anadarko and legacy Kerr-McGee had traditional pension plans in place at the time of the merger and are closed groups as of December 31, 2006. However, current participants in each of the legacy traditional pension plans will continue to accrue a benefit in that plan. Legacy Western employees who were covered during 2006 under the Western Plan prior to its merger into the Plan and Anadarko employees hired on or after January 1, 2007 began participating in the Personal Wealth Account (PWA) on January 1, 2008 in lieu of a traditional pension plan. Participants in the PWA will receive Employer-paid contributions to the Plan equal to 4% of their eligible compensation paid during each payroll period. PWA contributions shall be allocated and credited to Participants' PWA accounts as directed by the Participant. Participants will become 100% vested in their PWA account after 3 years of vesting service. On January 28, 2008, eligible PWA Participants received a PWA Start-Up Contribution equal to 4% of their 2007 eligible compensation. This contribution was credited to Participants' PWA accounts for the 2007 Plan Year. Western Plan Participants that were eligible for the 2007 Profit Sharing Contribution were not eligible for the PWA Start-Up Contribution.

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employment Retirement Security Act of 1974, as amended (ERISA). In the event of Plan termination, Participants will become 100% vested in their accounts.

       The terms of the Plan are more fully described in the Plan document, which is available to each Participant.

3.  Investment Programs

Contributions    All employee and Employer contributions are allocated to Participants' accounts in cash and the investment of those contributions follows the Participants' investment election.

Investment Options for All Contributions    Participants may designate the manner in which all employee and Employer contributions are invested in their account. In addition to Company Stock, the Plan currently offers Participants money market funds, a common and collective trust fund and 33 mutual funds as investment options. Participants may designate one of such investment options for all contributions, or a Participant may designate a percentage of such contributions to be invested pursuant to each investment option. Invested funds of Participants, including Employer matching contributions, can be transferred between funds at the election of the Participant, subject to certain fund restrictions such as short term trading fees. In the event that trading transactions on any given day exceed the cash position of the stock fund, the Trust has arranged to utilize a line of credit to facilitate the purchase activity. At December 31, 2007 and 2006, there were no outstanding balances related to this line of credit.

Participant Loans    The amount of a Participant's loan may not be more than the lesser of a) 50% of the Participant's vested account balance, or b) $50,000 less the highest outstanding loan balance in the previous 12 months. Loan terms range from 6 months to a maximum of 5 years. Loans exceeding 5 years relate to principal residence loans that were transferred to the Plan from previous mergers. The principal residence option is no longer available. The loans are secured by the balance in the Participant's account and bear interest at a rate fixed for the life of the loan. The interest rate is determined to be the prime interest rate plus 1% as reported in the Wall Street Journal on the first business day of the quarter preceding the date the loan was requested. At December 31, 2007, interest rates for outstanding loans ranged from 5% to 9.75% and maturity dates ranged from January 2, 2008 through March 16, 2027. Principal and interest are paid ratably through payroll deductions.

4.  Investments

       The following table sets forth investments as of December 31, 2007 and 2006, respectively. Investments that represent 5% or more of the fair value of the Plan's net assets, at either year-end, are separately identified.

	December 31, 2007		December 31, 2006

thousands, except number of shares / units	Shares/Units	Fair Value	Shares/Units	Fair Value

Anadarko Petroleum Corporation Common Stock	4,035,392	$265,085	5,098,453	$221,885
Fidelity Managed Income Portfolio II	151,989,438	150,846	160,539,207	158,637
Fidelity Balanced Fund	3,459,195	67,835	3,812,641	74,080
Fidelity Diversified International	1,435,050	57,258	1,447,697	53,492
Fidelity Spartan U.S. Equity Index Fund	1,099,954	57,088	1,435,851	72,051
Fidelity Retirement Money Market Portfolio	84,081,069	84,081	66,269,036	66,269
Other		386,747		434,282

Total		$1,068,940		$1,080,696

       During the year ended December 31, 2007, the fair value of the Plan's investments appreciated as follows:

thousands
Net appreciation of Anadarko Petroleum Corporation common stock	$109,439
Net appreciation in fair value of mutual funds	10,195

Net appreciation in fair value of investments	$119,634

       The Plan may invest in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of those securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market's perception of the issuers and changes in interest rates.

5.  Voting Rights

       Each Participant is entitled to exercise voting rights attributable to the shares of Company Stock allocated to their account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a Participant.

6.  Party-In-Interest Transactions

       Certain Plan investments are in mutual funds, money market funds and a common and collective trust fund managed by Fidelity. The Plan pays certain fees and commissions to Fidelity. Fidelity is the Trustee of the Plan; therefore, these transactions qualify as party-in interest. The Plan also allows for investment in Company Stock. The Company is the Plan sponsor; therefore, these transactions qualify as party-in interest. These are exempt party-in-interest transactions under ERISA.

7.  Federal Income Taxes

       The Company received a favorable determination letter dated April 14, 2003 from the Internal Revenue Service (IRS) that: a) the Plan and amendments to the Plan executed in February 2002 and December 2000, met the requirements of Section 401(a) of the Code and the Trust established thereunder is exempt from federal income tax under Section 501(a) of the Code, and b) the provisions of the Plan regarding tax-deferred contributions constitute a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code. The Plan has adopted amendments subsequent to those covered by the determination letter. The Company will submit the Plan, as amended since the last filing, to the IRS for a determination letter no later than January 31, 2009, in accordance with Revenue Procedure 2005-66. The Company and the Plan's Administrative and Investment Committee believe that the Plan, as designed and operated, is in compliance with the applicable provisions of the Code.

       Subject to any limitations arising under the combined limit rules of Section 404(a)(7) of the Code, the Company is entitled to deduct for federal income tax purposes the amount of tax-deferred contributions and Employer matching contributions made to the Plan. In general, neither such contributions to the Plan nor the income of the Trust earned thereon or income earned on Participants' after-tax contributions to the Plan will be taxable to Participants as income prior to the time such Participants receive a distribution from the Plan. Participants' after-tax contributions to the Plan do not reduce their taxable income.

       Participants' tax-deferred contributions are excluded from their taxable income for the year contributions are made.

       Certain tax consequences apply upon withdrawal and distribution of amounts from a Participant's account; therefore, a Participant should seek tax advice prior to requesting a withdrawal or distribution.

8.  Reconciliation of Financial Statements to Form 5500

       The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2007	December 31, 2006
thousands

Net assets available for benefits per the financial statements	$1,075,882	$1,086,200
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,144)	(2,354)

Net assets available for benefits per the Form 5500	$1,074,738	$1,083,846

       The following is a reconciliation of investment income per the financial statements to the Form 5500:

Year Ended December 31, 2007

thousands

Total investment income per the financial statements	$170,352
Adjustment from contract value to fair value for fully benefit-responsive investment contracts:
Add: December 31, 2006	2,354
Less: December 31, 2007	(1,144)

Total investment income per the Form 5500	$171,562

       Fully benefit-responsive investment contracts are recorded on the Form 5500 at fair value but are adjusted to contract value for financial statement presentation.

ANADARKO EMPLOYEE SAVINGS PLAN SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2007

thousands	Shares/Units	Current
Identity of Issue / Description	Par Value	Value

*Anadarko Petroleum Corporation Common Stock	4,035	$265,085

Mutual Funds
PIMCO Total Return	2,569	27,464
American Beacon Large Cap Value	1,997	44,722
Baron Growth	246	12,459
Davis NY Venture	246	9,845
Columbia Small Cap Core	386	6,009
Wells Fargo Advantage Small Cap Value	886	26,069
American Funds Growth Fund of America	1,180	39,832
American Funds Europacific Growth	981	49,229
Hotchkis and Wiley Mid-Cap Value	618	12,660
Hotchkis and Wiley Large-Cap Value	209	4,253
Hartford Small Company	115	2,532
Pacific Capital Small Cap	332	5,013
*Fidelity Contrafund	265	19,405
*Fidelity Growth Company	352	29,215
*Fidelity Balanced	3,459	67,835
*Fidelity Diversified International	1,435	57,258
*Fidelity Mid-Cap Stock	1,425	41,671
*Fidelity Freedom Income	199	2,282
*Fidelity Freedom 2000	45	555
*Fidelity Freedom 2010	507	7,518
*Fidelity Freedom 2020	658	10,404
*Fidelity Freedom 2030	354	5,853
*Fidelity Spartan Total Market Index	76	3,095
*Fidelity Spartan Extended Market Index	41	1,561
*Fidelity Spartan U.S. Equity Index	1,100	57,088
*Fidelity Freedom 2040	550	5,354
*Fidelity Nasdaq Composite Index	23	822
*Fidelity Freedom 2005	17	200
*Fidelity Freedom 2015	172	2,148
*Fidelity Freedom 2025	82	1,076
*Fidelity Freedom 2035	38	525
*Fidelity Freedom 2045	29	334
*Fidelity Freedom 2050	40	453

Total Mutual Funds		554,739

Common and Collective Trust Funds
*Fidelity Managed Income Portfolio II	151,990	150,846

Total Common and Collective Trust Funds		150,846

Money Market Investments
*Fidelity Retirement Money Market Portfolio	84,081	84,081
Fidelity Institutional Cash Portfolio Money Market Fund
* Anadarko Stock Fund	5,006	5,006

Total Money Market Investments		89,087

* Participant Loans (interest rates range from 5% to 9.75% and maturity
dates range from January 2, 2008 through March 16, 2027)		9,183

Total		$1,068,940

* Party-in-interest

See accompanying Report of Independent Registered Public Accounting Firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrative and Investment Committee
Anadarko Employee Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Anadarko Employee Savings Plan (the Plan), as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Houston, Texas
June 25, 2008

EXHIBIT INDEX

The following documents are filed as part of this report:

Exhibit
Number	Description

23	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative and Investment Committee of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ANADARKO EMPLOYEE SAVINGS PLAN

June 25, 2008	By:	/s/ BRUCE W. BUSMIRE

Bruce W. Busmire, Anadarko Petroleum Corporation, Vice President, Chief Accounting Officer and Treasurer